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                                                                    EXHIBIT 99.1



[LOGO]                                                       [LOGO]

MAGNA INTERNATIONAL INC.                                    DONNELLY CORPORATION
337 Magna Drive                                             49 West Third Street
Aurora, Ontario L4G 7K1                                  Holland, Michigan 49423
Tel: (905) 726-2462                                          Tel: (616) 786-7000
Fax: (905) 726-7164                                          Fax: (616) 786-6034



                               JOINT PRESS RELEASE

               MAGNA ANNOUNCES COMPLETION OF DONNELLY ACQUISITION


OCTOBER 1, 2002 - AURORA, ONTARIO AND HOLLAND, MICHIGAN......MAGNA INTERNATIONAL
INC. (NYSE: MGA; TSX: MG.A; MG.B) AND DONNELLY CORPORATION (NYSE: DON) announced today the completion of the previously announced acquisition of Donnelly Corporation. As a result of the transaction, each share of Donnelly common stock will be exchanged into 0.459 of a Magna Class A Subordinate Voting Share. An aggregate of approximately 5.3 million Magna Class A Subordinate Voting Shares will be issued in connection with the acquisition of Donnelly. After the close of business today, shares of Donnelly's Class A common stock will cease to be traded on the NYSE.

Belinda Stronach, Magna's President and Chief Executive Officer stated: "The Magna Donnelly merger advances our position to a global leader in mirrors. Today our mirrors business has an extended product line, a more diversified customer base and an enhanced technology platform based on advanced electronics. We have an experienced management team at Magna Donnelly and I am confident this team will achieve synergies and growth that will enhance Magna shareholder value."

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror systems through Magna Mirror Systems; a variety of plastic parts and exterior decorative systems including body panels and fascias through Decoma International Inc.; various engine, transmission, fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

Magna has approximately 65,000 employees in 176 manufacturing operations and 43 product development and engineering centers in 19 countries. More information on Magna is available on Magna's website at http://www.magna.com.
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Donnelly is a technology-driven, customer-focused automotive supplier that has been based in Holland, Michigan, since 1905. Through its various product lines, Donnelly serves every major automotive manufacturer in the world. The company has more than 6,000 employees in 14 countries worldwide. Donnelly has been named by the Society of Automotive Engineers as a model company in lean manufacturing practices and has been recognized by Automotive



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Industries magazine as one of the "Best of the Best" suppliers of mirrors and lighting systems. In addition, Donnelly is nationally recognized as a leader in the application of participative management principles and systems. More information on Donnelly is available on Donnelly's website at http://www.donnelly.com.
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For further information: please contact Vincent Galifi at Magna at
(905) 726-7100 or Frank O'Brien at Donnelly at (616) 786-6210.